DODGE & COX FUNDS

FUND INFORMATION / ACCOUNT ACCESS / PERFORMANCE & PRICES / FORMS & LITERATURE / ABOUT DODGE & COX

A focus on lasting value through a disciplined investment approach.

Established in 1930, Dodge & Cox provides professional investment management services to individuals, corporations, retirement funds, and tax exempt institutions through mutual funds and separate accounts.

Our disciplined investment approach is guided by a long-term investment horizon, independent research, and portfolio diversification.

NEWS & UPDATES

GLOBAL STOCK FUND OPENS

Stock and Balanced Funds Reopen

Commentary: Exposure to Subprime Mortgages

Rollover Your Employer-sponsored Retirement Plan to a Dodge & Cox Funds IRA

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

DODGE & COX FUNDS

Fund Information

FUND INFORMATION / ACCOUNT ACCESS / PERFORMANCE & PRICES / FORMS & LITERATURE / ABOUT DODGE & COX

ACCOUNT ACCESS

User ID

Password

Secure Login

Create User ID Login Problems?

Stock Fund | Global Stock Fund | International Stock Fund | Balanced Fund | Income Fund

Dodge & Cox manages five no-load mutual funds using the same investment approach we use with our separate accounts. The Funds offer a simple, low-cost way to own a broadly diversified portfolio of stocks and/or fixed-income securities.

Objective

Strategy

Inception Date

STOCK FUND

Long-term growth of principal and

The Fund invests primarily in a

1/4/1965

DODGX

income.

broadly diversified portfolio of

common stocks.

GLOBAL

Long-term growth of principal and

The Fund invests primarily in a

5/1/2008

STOCK FUND

income.

diversified portfolio of equity

DODWX

securities, from at least three different countries, including emerging markets.

INTERNATIONAL

Long-term growth of principal and

The Fund invests primarily in a

5/1/2001

STOCK FUND

income.

diversified portfolio of equity

DODFX

securities issued by non-U.S.

companies.

BALANCED FUND

Regular income, conservation of

The Fund invests in a diversified

6/26/1931

DODBX

principal and an opportunity for

portfolio of common stocks,

long-term growth of principal and

preferred stocks and fixed-income

income.

securities.

INCOME FUND

High and stable rate of current

The Fund invests primarily in a

1/3/1989

DODIX

income consistent with long-term

diversified portfolio of high-quality

preservation of capital.

bonds and other fixed-income-securities.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

Dodge & Cox manages five no-load mutual funds using the same investment approach we use with our separate accounts. The Funds offer a simple, low-cost way to own a broadly diversified portfolio of stocks and/or fixed-income securities.

RELATED DOCUMENTS

• Prospectus

• Account Application

• IRA Plan

• IRA Application

• Compensation to Processing Orgs.

• Proxy Voting Policy

• How to Invest

DODGE & COX FUNDS

FUND INFORMATION / ACCOUNT ACCESS / PERFORMANCE & PRICES / FORMS & LITERATURE / ABOUT DODGE & COX

ACCOUNT ACCESS

User ID Password

Create User ID Login Problems?

Secure Login

Global Stock Fund

We are pleased to announce our fifth mutual fund, the Dodge & Cox Global Stock Fund

Over the past two decades, Dodge & Cox has built its global research and investment expertise, which led to the International Stock Fund in 2001 and now the opening of the Global Stock Fund on May 1, 2008. The Dodge & Cox Stock, International Stock and Balanced Funds each have investment restrictions which limit the portfolio structure based on domicile of the issuing company. The Global Stock Fund will have greater flexibility to take advantage of attractive investment opportunities as they arise around the world.

The Global Stock Fund shares a long-term investment philosophy and decision-making framework with the other Dodge & Cox Funds. Investments are based on our assessment of a company’s long-term earnings and cash flow prospects, derived from our own fundamental research, coupled with a disciplined approach to valuation. Portfolio construction takes into consideration diversification across sectors and regions. The Global Stock Fund shares many of the same characteristics of the other Dodge & Cox Funds. Dodge & Cox has established a reputation for the management of mutual funds with low expenses, low turnover and a team decision-making process. The Global Stock Fund’s investment decisions and portfolio construction are the responsibility of the Global Investment Policy Committee (GIPC), working in conjunction with our equity research analysts. The six members of the GIPC have an average tenure at Dodge & Cox of 17 years.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

DODGE & COX FUNDS

FUND INFORMATION / ACCOUNT ACCESS / PERFORMANCE & PRICES / FORMS & LITERATURE / ABOUT DODGE & COX

Global Stock Fund

ACCOUNT ACCESS

User ID Password

Secure Login

Create User ID Login Problems?

FUND FACTS

Fund Inception Date

May 1, 2008

Total Net Assets

—

Expense Ratio

Capped at 0.90% by Dodge & Cox*

Portfolio Turnover Rate

—

Ticker Symbol

DODWX

Fund Number

1049

CUSIP

256206202

Minimum Initial Investment

$2,500

Minimum Initial IRA Investment

$1,000

Minimum Subsequent Investment

$100

Distributions

Dividends and capital gains, if any, are distributed in December.

* For the fiscal years ending December 31, 2008 and 2009. Dodge & Cox has contractually agreed to reimburse the Fund for all ordinary expenses to the extent necessary to maintain Total Fund Operating expenses at 0.90%. The agreement is renewable annually thereafter and is subject to termination upon 30 days written notice by either party.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

OBJECTIVES

The Fund seeks long-term growth of principal and income.

STRATEGY

The Fund invests primarily in a diversified portfolio of equity securities issued by companies from at least three different countries, including emerging markets. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market. The Fund is not required to allocate its investments in set percentages in particular countries. Under normal circumstances, the Fund will invest at least 40% of its total assets in securities total assets in securities of non-U.S. companies.

In selecting investments, the Fund invests primarily in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund also focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

• Prospectus

• Account Application

• IRA Plan

• IRA Application

• Fact Sheet

• How to Invest

Overview | Characteristics | Risks | Manager Biographies

Stock Fund | Global Stock Fund | International Stock Fund | Balanced Fund | Income Fund

Use of this site signifies that you accept our Terms & conditions of Use Dodge & Cox Funds’ Privacy Policy

Copyright ©1998-2008 Dodge & Cox®. All rights reserved.

DODGE & COX FUNDS

FUND INFORMATION / ACCOUNT ACCESS / PERFORMANCE & PRICES / FORMS & LITERATURE / ABOUT DODGE & COX

RELATED DOCUMENTS

Global Stock Fund

ACCOUNT ACCESS

User ID Password

Create User ID Login Problems?

GLOBAL INVESTMENT POLICY COMMITTEE

RELATED DOCUMENTS

• Prospectus

• Account Application

• IRA Plan

• IRA Application

• Fact Sheet

• How to Invest

The Global Stock Fund is managed by the Global Investment Policy Committee (GIPC). The six members of this committee have an average tenure at Dodge & Cox of 17 years. The titles below reference positions held with Dodge & Cox, the Fund’s Investment Manager.

Lily S. Beischer, Vice President — Ms. Beischer received her B.A. degree (cum laude) from Yale University in 1992 and her M.B.A. and J.D. (cum laude) degrees from Harvard in 1998. Prior to graduate school, she worked for McKinsey & Company as a management consultant. Ms. Beischer joined Dodge & Cox in 1998, left the firm to work at Looksmart, Inc. in 1999, and then rejoined Dodge & Cox in 2001. Ms. Beischer is a member of the American Bar Association and California Bar Association (inactive), a shareholder of the firm, and a CFA® charterholder.

John A. Gunn, Chairman and Chief Executive Officer — Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is a Trustee of the Dodge & Cox Funds. Mr. Gunn is a former member of the Board of Governors of the CFA Institute. He is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.

Karol Marcin, Vice President — Mr. Marcin received his B.A. from Whitman College (summa cum laude) in 1995 and his M.B.A. from the Stanford Graduate School of Business in 2000. Prior to entering graduate school, he worked for three years as a financial analyst with Salomon Brothers. Mr. Marcin joined Dodge & Cox in 2000. Mr. Marcin is a CFA charterholder and a shareholder of the firm.

Charles F. Pohl, Senior Vice President and Chief Investment Officer — Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. He is a shareholder of the firm and a CFA charterholder.

Diana S. Strandberg, Senior Vice President — Ms. Strandberg graduated from the University of California, Berkeley in 1981 (Phi Beta Kappa) and received her M.B.A. degree from the Harvard Business School in 1986. After two years as a

Stock Fund | Global Stock Fund | International Stock Fund | Balanced Fund | Income Fund

Overview | Characteristics | Risks | Manager Biographies

Seated left to right: Diana S. Strandberg Lily S. Beischer

Standing left to right: Charles F. Pohl Steven C. Voorhis John A. Gunn Karol Marcin

securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. She is a shareholder of the firm and a CFA charterholder.

Steven C. Voorhis, Vice President — Mr. Voorhis received his B.A. and M.A. degrees from Stanford University in 1992 and his M.B.A from the Harvard Business School in 1996. Prior to graduate school, he worked at Goldman Sachs as a financial analyst. He joined Dodge & Cox in 1996. Mr. Voorhis is a shareholder of the firm and a CFA charterholder.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

DODGE & COX FUNDS

FUND INFORMATION / ACCOUNT ACCESS / PERFORMANCE & PRICES / FORMS & LITERATURE / ABOUT DODGE & COX

Stock Fund | Global Stock Fund | International Stock Fund | Balanced Fund | Income Fund

Overview | Characteristics | Risks | Manager Biographies

The Global Stock Fund’s inception date was May 1, 2008. Characteristics will be available in July 2008.

STANDARDIZED RETURNS

(updated quarterly)

1 YEARS

Global Fund

—

MSCI World Index

—

FUND CHARACTERISTICS

GENERAL INFORMATION

Net Asset Value Per Share

—

Total Net Assets (billions)

—

Expense Ratio (2008)

0.90%

Portfolio Turnover Rate (2008)

—

30-Day SEC Yield

—

Fund Inception

2008

* For the fiscal years ending December 31, 2008 and 2009, Dodge & Cox has contractually agreed to reimburse the Fund for all ordinary expenses to the extent necessary to maintain Total Fund Operating expenses at 0.90%. The agreement is renewable annually thereafter and is subject to termination upon 30 days written notice by either party.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

User ID

Secure Login

Password

Create User ID Login Problems ?

ACCOUNT ACCESS

RELATED DOCUMENTS

Prospectus

— Account Application

IRA Plan

— IRA Application

Fact Sheet

How to Invest

Use of this site signifies that you accept our Terms & Conditions of Use.

ASSET ALLOCATION

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

DODGE & COX FUNDS

FUND INFORMATION / ACCOUNT ACCESS / PERFORMANCE & PRICES / FORMS & LITERATURE / ABOUT DODGE & COX

Stock Fund | Global Stock Fund | International Stock Fund | Balanced Fund | Income Fund

Overview | Characteristics | Risks | Manager Biographies

User ID

Secure Login

Password

Create User ID Login Problems?

ACCOUNT ACCESS

You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

• The stock markets in the countries in which the Fund invests go down.

• Markets continue to undervalue the stocks in the Fund’s portfolio.

• Dodge & Cox’s opinion about the intrinsic worth of a company or security is incorrect.

• Dodge & Cox does not hedge or is not successful in hedging the Fund’s currency exposure.

• The reduction of income by foreign taxes, including foreign withholding taxes on interest and dividends.

• Unfavorable differences between the U.S. economy and foreign economies.

• The increased risk of delayed settlement of portfolio transactions or loss of certificates of portfolio securities.

• Transaction charges for currency exchange.

Since the Fund will have significant investments in securities of non-U.S. companies, there is a greater risk that the Fund’s share price will fluctuate more than if the Fund invested solely in U.S. issuers. Prices of foreign securities may go down (as well as the value of your investment) for any of the following additional reasons:

• Unfavorable foreign government actions, including expropriation and nationalization, political, economic or market instability or the absence of accurate information about foreign companies.

• A decline in the value of foreign currencies relative to the U.S. dollar, which reduces the unhedged value of securities denominated in those currencies.

• Non-U.S. securities are sometimes less liquid, more volatile and harder to value than securities of U.S. issuers.

• Lack of uniform accounting, auditing, and financial reporting standards, with less governmental regulation and oversight than U.S. companies.

RELATED DOCUMENTS

• Prospectus

• Account Application

• IRA Plan

• IRA Application

• Fact Sheet

• How to Invest

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

May 1, 2008

DODGE & COX

Global Stock Fund

Ticker Symbol

DODWX

Objective

- The Fund seeks long-term growth of principal and income.

Strategy

- The Fund invests primarily in a diversified portfolio of equity securities issued by companies from at least three different countries, including emerging markets. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market. The Fund is not required to allocate its investments in set percentages in particular countries. Under normal circumstances, the Fund will invest at least 40% of its total assets in securities of non-U.S. companies.

  In selecting investments, the Fund invests primarily in companies that, in Dodge & Cox's opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund also focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company's management are weighed against valuation in selecting individual securities.

GENERAL INFORMATION

Fund Inception Date	May 1, 2008
Expense Ratio	0.90%*
Management Fee	0.60%
Cusip	256206202
Ticker	DODWX
Fund Number	1049

Distributions–Dividends and capital gains, if any, are distributed in December.

FUND CHARACTERISTICS

- Long-term investment horizon
- Low fees and expenses*
- Stable and experienced investment team
- Team decision-making process

INVESTMENT MANAGER

Dodge & Cox, San Francisco. Managed by the Global Investment Policy Committee (GIPC), whose six members' average tenure at Dodge & Cox of 17 years. Lily S. Beischer, John A. Gunn, Karol Marcin, Charles F. Pohl, Diana S. Strandberg and Steven C. Voorhis are members of the GIPC.

INVESTMENT UNIVERSE

- Companies with medium-to-large market capitalizations
- Average to below-average valuations
- Well-established companies

*For the fiscal years ending December 31, 2008 and 2009, Dodge & Cox has contractually agreed to reimburse the Fund for all ordinary expenses to the extent necessary to maintain Total Fund Operating expenses at 0.90% . The agreement is renewable annually thereafter and is subject to termination upon 30 days written notice by either party.

For more information about the Dodge & Cox Funds, including risks, charges and expense, please call Dodge & Cox at 800-621-3979 for a prospectus. Please read the prospectus carefully before you invest or send money. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

DODGE & COX FUNDS

HOW TO INVEST

ONCE YOU HAVE REVIEWED THE

DODGE & COX FUNDS’ PROSPECTUS, ITS EASY TO OPEN AN ACCOUNT

OPEN A REGULAR DODGE & COX FUNDS ACCOUNT

Download the Funds’ prospectus from the Download Forms section of our website, print out the Funds’ Account Application located at the end of the prospectus, and then complete and mail it along with your check to one of the addresses below.

OPEN A DODGE & COX FUNDS IRA ACCOUNT

Download the Funds’ IRA Plan from the Download Forms section of our website, print out the IRA Account Application located at the end of the Plan, and then complete and mail it along with your check to one of the addresses below. If you would like to transfer IRA assets from another institution to a Dodge & Cox Funds IRA you must also complete the Transfer of Assets Form which is located at the end of the Plan.

MAIL YOUR COMPLETED FORMS AND CHECK TO

Regular mail:

Express mail:

Dodge & Cox Funds

Dodge & Cox Funds

c/o Boston Financial Data Services

c/o Boston Financial Data Services

P.O. Box 8422

30 Dan Road

Boston, MA 02266-8422

Canton, MA 02021-2809

DODGE & COX FUNDS

FUND INFORMATION / ACCOUNT ACCESS / PERFORMANCE & PRICES / FORMS & LITERATURE / ABOUT DODGE & COX

ACCOUNT ACCESS

User ID

Password

Secure Login Create User ID Login Problems?

† The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through March 31, 2008 (6.92 years) was 13.36%. The MSCI EAFE’s total return was 8.27% over the same period. Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

‡ The Income Fund’s inception date was January 3, 1989. The annualized total return since the Income Fund’s inception through March 31, 2008 (19.25 years) was 7.68%. The LBAG’s total return was 7.56% over the same period.

The S&P 500 and Lehman Brothers Aggregate Bond (LBAG) Index are widely recognized, unmanaged indices of common stock prices and U.S. dollar-denominated, investment-grade fixed-income securities, respectively. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI     EAFE) Index is a widely recognized benchmark of the world’s stock markets, excluding the United States. The Funds’ total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividend and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

DODGE & COX FUND/

COMPARATIVE INDEX

1 YEAR

3 YEARS

5 YEARS

10 YEARS

20 YEARS

Stock Fund

-13.31%

4.53%

13.74%

9.01%

13.18%

S&P 500 Index

-5.07%

5.85%

11.32%

3.51%

10.95%

International Stock Fund

-5.09%

13.53%

27.27%

N/A†

N/A†

MSCI EAFE Index

-2.70%

13.32%

21.40%

N/A†

N/A†

Balanced Fund

-7.92%

4.36%

10.51%

8.25%

11.44%

Combined Index

0.03%

5.82%

8.70%

4.83%

9.79%

Income Fund

3.78%

4.34%

4.13%

5.91%

N/A‡

LBAG Index

7.67%

5.48%

4.58%

6.04%

N/A‡

CHANGE FROM

YEAR-TO-DATE

Daily Prices as of May 02, 2008

PRICE

PREVIOUS DAY

PERFORMANCE

Stock Fund

$127.75

+$.33

-3.92%

Global Stock Fund

$10.04

+$.04

International Stock Fund

$44.80

+$.29

-2.65%

Balanced Fund

$77.64

+$.16

-1.65%

Income Fund

$12.58

+$.01

1.86%

• Prospectus

• Account Application

• IRA Plan

• IRA Application

• Historical Returns

• Stock Fund

• International Stock Fund

• Balanced Fund

• Income Fund

STANDARDIZED RETURNS as of March 31, 2008 (updated quarterly)

Historical Returns | Historical Distributions

RELATED DOCUMENTS

Mutual fund performance changes over time and currently may be significantly lower than stated. The Funds’ most recent performance can be found in the table above. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

DODGE & COX FUNDS

FUND INFORMATION / ACCOUNT ACCESS / PERFORMANCE & PRICES / FORMS & LITERATURE / ABOUT DODGE & COX

ACCOUNT ACCESS

User ID

Password

Secure Login

Create User ID Login Problems ?

Distribution Information

Historical Returns | Historical Distributions View standardized returns

RELATED DOCUMENTS

ORDINARY

CAPITAL GAIN DISTRIBUTION

EX-DIVIDEND

INCOME

PER SHARE

RECORD AND REINVEST

PAYABLE DIVIDEND PER

REINVEST

DATE

DATE

DATE

SHARE

SHORT-TERM

LONG-TERM

PRICE

3/26/08

3/27/08

3/28/08

$0.55

$0.049

$4.079

$117.40

6/25/08

6/26/08

6/27/08

—

—

—

—

9/25/08

9/26/08

9/29/08

—

—

—

—

12/19/08

12/22/08

12/23/08

—

—

—

—

2008 Distributions (Year-to-date):

$0.55

$0.049

$4.079

3/28/07

3/29/07

3/30/07

$0.75

$0.104

$0.951

$154.63

6/27/07

6/28/07

6/29/07

$0.56

—

—

$162.21

9/26/07

9/27/07

9/28/07

$0.51

—

—

$158.78

12/27/07

12/28/07

12/31/07

$0.52

$0.753

$11.452

$139.23

2007 Distributions:

$2.34

$0.857

$12.403

The Global Stock Fund’s inception date was May 1, 2008. Characteristics will be available in July 2008.

The Dodge & Cox Stock, Balanced and Income Funds declare and pay dividends (if any) quarterly in March, June, September and December. If the Funds have net capital gains for the year, they are distributed in December and, if necessary, again in March. Distributions in 2008 will be made to shareholders who owned shares of the Funds on March 26, June 25, September 25 and December 19.

The Dodge & Cox International Stock Fund and Global Stock Fund declare and pay dividends and capital gains (if any) annually in December. Distributions in 2008 will be made to shareholders who owned shares of the Fund on December 19.

• Prospectus

• Account Application

• IRA Plan

• IRA Application

• Historical Returns

• Stock Fund

• International Stock Fund

• Balanced Fund

• Income Fund

STOCK FUND

ORDINARY

CAPITAL GAIN DISTRIBUTION

EX-DIVIDEND

INCOME

PER SHARE

RECORD

AND REINVEST

PAYABLE

DIVIDEND PER

REINVEST

DATE

DATE

DATE

SHARE

SHORT-TERM LONG-TERM

PRICE

GLOBAL STOCK FUND

2008 Distributions:

BALANCED FUND

ORDINARY

CAPITAL GAIN DISTRIBUTION

EX-DIVIDEND

INCOME

PER SHARE

RECORD AND REINVEST

PAYABLE DIVIDEND PER

REINVEST

DATE

DATE

DATE

SHARE

SHORT-TERM

LONG-TERM

PRICE

3/26/08

3/27/08

3/28/08

$0.55

$0.015

$1.328

$72.73

6/25/08

6/26/08

6/27/08

—

—

—

—

9/25/08

9/26/08

9/29/08

—

—

—

—

12/19/08

12/22/08

12/23/08

—

—

—

—

2008 Distributions (Year-to-date):

$0.55

$0.015

$1.328

3/28/07

3/29/07

3/30/07

$0.63

$0.021

$0.459

$87.50

6/27/07

6/28/07

6/29/07

$0.58

—

—

$89.97

9/26/07

9/27/07

9/28/07

$0.58

—

—

$88.99

12/27/07

12/28/07

12/31/07

$0.58

$0.184

$4.613

$81.30

2007 Distributions:

$2.37

$0.205

$5.072

INCOME FUND

ORDINARY

CAPITAL GAIN DISTRIBUTION

EX-DIVIDEND

INCOME

PER SHARE

RECORD AND REINVEST

PAYABLE DIVIDEND PER

REINVEST

DATE

DATE

DATE

SHARE

SHORT-TERM

LONG-TERM

PRICE

3/26/08

3/27/08

3/28/08

$0.16

—

—

$12.40

6/25/08

6/26/08

6/27/08

—

—

—

—

9/25/08

9/26/08

9/29/08

—

—

—

—

12/19/08

12/22/08

12/23/08

—

—

—

—

2008 Distributions (Year-to-date):

$0.16

—

—

3/28/07

3/29/07

3/30/07

$0.15

—

—

$12.60

6/27/07

6/28/07

6/29/07

$0.16

—

—

$12.38

9/26/07

9/27/07

9/28/07

$0.16

—

—

$12.51

12/27/07

12/28/07

12/31/07

$0.165

—

—

$12.48

2007 Distributions:

$0.635

—

—

TO DODGE & COX STOCK AND BALANCED FUND SHAREHOLDERS

The Stock and Balanced Funds’ first quarter 2007 investment income includes an extraordinary cash dividend from Health Management Associates, Inc. As a result, the Funds’ dividend to shareholders of $0.75 and $0.63 per share on March 29, 2007 (ex-dividend) are $0.35 and $0.12 higher, respectively, than they otherwise would have been.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries,

ORDINARY

CAPITAL GAIN DISTRIBUTION

EX-DIVIDEND

INCOME

PER SHARE

RECORD

AND REINVEST

PAYABLE

DIVIDEND PER

REINVEST

DATE

DATE

DATE

SHARE

SHORT-TERM

LONG-TERM

PRICE

12/19/08

12/22/08

12/23/08

2008 Distributions:

INTERNATIONAL STOCK FUND

12/27/07

12/28/07

12/31/07

$1.260

$0.343

$1.158

$46.16

2007 Distributions:

$1.260

$0.343

$1.158

has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

DODGE & COX FUNDS

Home | Contact Us | Search

FUND INFORMATION | ACCOUNT ACCESS | PERFORMANCE & PRICES | FORMS & LITERATURE | ABOUT DODGE & COX



10 Years of Historical Quarterly Returns

Historical Returns | Historical Distributions

View standardized returns

The Global Stock Fund's inception date was May 1, 2008. Characteristics will be available in July 2008.

STOCK FUND

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	ANNUAL	S&P 500 INDEX ANNUAL
2008	-11.93%					
2007	1.71%	5.41%	-1.92%	-4.78%	0.14%	5.51%
2006	5.30%	0.82%	4.81%	6.54%	18.54%	15.79%
2005	0.11%	0.58%	5.46%	3.01%	9.36%	4.92%
2004	4.96%	1.06%	-0.25%	12.64%	19.16%	10.86%
2003	-5.29%	16.59%	5.23%	13.88%	32.35%	28.67%
2002	4.89%	-6.22%	-15.84%	8.06%	-10.52%	-22.10%
2001	0.95%	7.30%	-10.23%	12.44%	9.33%	-11.86%
2000	0.26%	-2.23%	6.24%	11.66%	16.30%	-9.10%
1999	4.53%	16.64%	-8.39%	7.62%	20.20%	21.06%

GLOBAL STOCK FUND

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	ANNUAL	MSCI WORLD INDEX ANNUAL
2008						

INTERNATIONAL STOCK FUND

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	ANNUAL	MSCI EAFE INDEX ANNUAL
2008	-10.78%					
2007	5.01%	6.61%*	0.43%	-0.65%	11.71%	11.18%
2006	9.91%	1.20%	3.31%	11.40%	28.00%	26.35%
2005	1.80%	-0.06%	9.72%	4.60%	16.74%	13.54%

ACCOUNT ACCESS

User ID

Password

Secure Login

Create User ID

Login Problems?

RELATED DOCUMENTS

- Prospectus
  - Account Application
- IRA Plan
  - IRA Application
- Historical Returns
  - Stock Fund
  - International Stock Fund
  - Balanced Fund
  - Income Fund

• Prospectus

• Account Application

• IRA Plan

• IRA Application

• Historical Returns

• Stock Fund

• International Stock Fund

• Balanced Fund

• Income Fund

GLOBAL STOCK FUND

The S&P 500 and Lehman Brothers Aggregate Bond (LBAG) Index are widely recognized, unmanaged indices of common stock prices and U.S. dollar-denominated, investment-grade fixed-income securities, respectively. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is a widely recognized benchmark of the world’s stock markets, excluding the United States. The Funds’ total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividend and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performance & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries,

2004

7.71%

2.17%

3.64%

16.14%

32.46%

20.24%

2003

-11.70%

22.64%

18.46%

16.49%

49.42%

38.57%

2002

7.71%

-5.04%

-22.77%

10.00%

-13.11%

-15.94%

2001

N/A

N/A

-16.06%

13.93%

**

**

* Revised October 3, 2007

** International Stock Fund began operations on 5/1/2001. For the period 5/1/2001 through 12/31/2001 the Fund returned -7.09%. The MSCI

EAFE’s total return was -14.88% over the same period.

FIRST QUARTER

SECOND QUARTER

THIRD QUARTER

FOURTH QUARTER

ANNUAL

COMBINED INDEX ANNUAL

2008

-8.03%

2007

1.62%

3.67%

-0.64%

-2.82%

1.74%

6.22%

2006

3.54%

0.53%

4.26%

4.90%

13.84%

11.11%

2005

-0.10%

1.06%

3.41%

2.08%

6.59%

4.00%

2004

4.03%

0.27%

0.47%

8.12%

13.31%

8.27%

2003

-2.86%

12.32%

3.78%

9.88%

24.44%

18.45%

2002

3.28%

-2.93%

-8.94%

6.33%

-2.94%

-9.79%

2001

1.96%

5.19%

-5.22%

8.27%

10.06%

-3.71%

2000

1.25%

-1.14%

5.22%

9.33%

15.13%

-0.98%

1999

2.82%

9.92%

-5.28%

4.70%

12.06%

12.00%

BALANCED FUND

FIRST QUARTER

SECOND QUARTER

THIRD QUARTER

FOURTH QUARTER

ANNUAL

LBAG INDEX ANNUAL

2008

0.56%

2007

1.43%

-0.24%

2.09%

1.32%

4.68%

6.96%

2006

0.08%

0.00%

3.43%

1.72%

5.30%

4.33%

2005

-0.47%

2.14%

-0.24%

0.55%

1.98%

2.43%

2004

1.86%

-2.07%

2.69%

1.17%

3.64%

4.34%

2003

1.42%

2.82%

0.54%

1.08%

5.97%

4.11%

2002

0.98%

3.12%

3.81%

2.46%

10.75%

10.27%

2001

3.82%

1.32%

4.24%

0.61%

10.32%

8.42%

2000

2.11%

1.32%

2.72%

4.17%

10.70%

11.63%

1999

-0.32%

-0.99%

0.43%

0.09%

-0.81%

-0.83%

INCOME FUND

has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

DODGE & COX FUNDS

FUND INFORMATION / ACCOUNT ACCESS / PERFORMANCE & PRICES / FORMS & LITERATURE / ABOUT DODGE & COX

Stock Fund | Global Stock Fund | International Stock Fund | Balanced Fund | Income Fund

Overview | Characteristics | Risks | Manager Biographies

FIXED INCOME INVESTMENT POLICY COMMITTEE

ACCOUNT ACCESS

User ID

Password

Secure Login

Create User ID Login Problems ?

RELATED DOCUMENTS

• Prospectus

• Account Application

• IRA Plan

• IRA Application

• Fact Sheet

• Shareholder Report

• Fund Holdings

• How to Invest

Seated left to right: Charles F. Pohl Dana M. Emery Thomas S. Dugan Larissa K. Roesch

Standing left to right: Robert B. Thompson Kent E. Radspinner Anthony J. Brekke James H. Dignan Peter C. Lambert

The Fixed Income Investment Policy Committee (nine members, average tenure at Dodge & Cox of 18 years) is responsible for the day-to-day investment management of the Income Fund. The Fixed Income Investment Policy Committee works with the Investment Policy Committee (twelve members for fixed income decisions, average tenure at Dodge & Cox of 21 years) in setting the duration of the Fund and approving new types of securities and proposed investments in issues rated below BBB. The titles below reference positions held with Dodge & Cox, the Fund’s Investment Manager.

Anthony J. Brekke, Vice President — Mr. Brekke received his B.A. degree from the University of Iowa in 1997 and his M.B.A. degree from the Haas School of Business at the University of California, Berkeley in 2003. Prior to entering the Haas School, he worked for four years as an auditor with the National Futures Association. He joined Dodge & Cox in 2003. Mr. Brekke is a shareholder of the firm and a CFA® charterholder.

James H. Dignan, Vice President — Mr. Dignan graduated from Columbia University in 1991. He received an M.A. in Economics from New York University in 1994 and his M.B.A. from Northwestern’s J.L. Kellogg Graduate School of Management in 1996. Prior to joining Dodge & Cox in 1999, he worked in portfolio management for Fannie Mae. Mr. Dignan is a shareholder of the firm and holds the CFA designation.

Thomas S. Dugan, Vice President — Mr. Dugan graduated from Brown University in 1987 with a B.A. and received his M.B.A. from the University of California at Berkeley in 1992. Before graduate school, he worked as a fixed income securities trader for J.P. Morgan Securities. Prior to joining Dodge & Cox in 1993, he worked in the Czech Republic as an advisor to a Czech investment fund. Mr. Dugan is a shareholder of the firm and holds the CFA designation.

Dana M. Emery, Executive Vice President and Manager of the Fixed Income Department — Ms. Emery received her B.A. degree from Stanford University in 1983. She joined Dodge & Cox in 1983. Ms. Emery is the Vice President and a Trustee of the Dodge & Cox Funds. She is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

10 Years of Historical Quarterly Returns

Peter C. Lambert, Vice President — Mr. Lambert received his B.A. from the University of California, Santa Cruz in 1976 and his M.B.A. from the Graduate School of Management at U.C.L.A. in 1985. Mr. Lambert worked for Western Asset Management Co. for three years before joining Dodge & Cox in 1988. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Charles F. Pohl, Chief Investment Officer and Director of Credit Research — Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. Mr. Pohl is a shareholder of the firm and holds the CFA designation.

Kent E. Radspinner, Vice President — Mr. Radspinner received his B.S. degree from the University of Minnesota in 1988 and his M.P.P.M. from the Yale School of Management in 1996. Between degrees, he served in the U.S. Navy. He joined Dodge & Cox in 1996. He is a shareholder of the firm and holds the CFA designation.

Larissa K. Roesch, Vice President — Ms. Roesch received her A.B. degree in music and mathematics from Dartmouth College in 1988 (cum laude). She received her M.B.A. from the Haas School of Business at University of California, Berkeley in 1997. Prior to graduate school, she worked for seven years in the performing arts industry. She joined Dodge & Cox in 1997. She is a shareholder of the firm and holds the CFA designation.

Robert B. Thompson, Vice President — Mr. Thompson received his B.A. degree from Stanford University in 1971 and his M.B.A. from the Stanford Graduate School of Business in 1977. Between degrees he served in the U.S. Navy. From 1977 through 1990 he worked in the fixed income department of three major securities firms. From 1990 until June of 1992 he was a principal of a small investment management firm. He joined Dodge & Cox in 1992. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.